UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

CALL NOTICE - EXTRAORDINARY GENERAL MEETING - The shareholders are hereby called to attend the Extraordinary General Meeting to be held on December 21, 2016, at 4 p.m., at the Auditorium in the Company head offices, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek No. 2.235, 1º mezzanine, Vila Olímpia, to resolve on the following Agenda:

(I) To ELECT two (2) new members to compose the Company´s Board of Directors, for a complementary mandate, confirming the current composition of the Company’s Board of Directors;

(II) To CONFIRM the annual global remuneration of the managers for fiscal year 2016; and

(III) To APPROVE the regulation related to the Long Term Incentive General Plan, for certain employees (including of management level) and managers of the Company and/or companies under its control, according to the proposal approved by the Board of Directors at meeting held on October 25th, 2016.

General Instructions:

1.       As provided for in CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98, the minimum percentage of stake in the voting capital required to request the multiple voting process for the election of members of the Board of Directors is equal to five percent (5%);

2.       The shareholders or their legal representatives should attend the General Meeting bringing the relevant identity documents. In the event of representation of a shareholder by means of a proxy, the shareholders shall deliver at the Company’s head office, no less than seventy-two (72) hours before the General Meeting, a power of attorney granted according to the law; and

3.       The documents related to the matters to be analyzed at the General Meeting are available to shareholders (i) at the Company’s head office and also at its website (www.ri.santander.com.br – in Corporate Governance > Minutes and Management Meetings); (ii) at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) website (www.cvm.gov.br); and (iii) at BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros website (www.bmfbovespa.com.br).

São Paulo, November 18, 2016 – Jesús Maria Zabalza Lotina - Chairman of the Board of Directors (in exercise).

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 18, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer